February 6, 2008

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, DC 20549
Attn:	Pamela A. Long, Assistant Director Dorine H. Miller, Financial Analyst

Re:
Advanced Environmental Recycling Technologies, Inc.
Registration Statement on Form S-3 filed on November 28, 2007
File No.: 333-147679
Annual Report on Form 10-K for the FYE December 31, 2006, as amended;
Form 10-Q for September 30, 2007; Form 10-Q for June 30, 2007; and
Form 10-Q for March 31, 2007
File No.: 1-10367

Dear Sir or Madam:
     Advanced Environmental Recycling Technologies, Inc. (the “Company” or “AERT”), hereby submits the responses set forth below to your Comment Letter to the Company dated December 21, 2007 (the “Comment Letter”) pertaining to our Registration Statement on Form S-3. The responses set forth below correspond to the numbered comments in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter and followed it with our response.
General
1.	It appears that 4,867,370 shares of Class A common stock you are registering may or may not ever be issued as dividends. Similarly, the 30,606 shares of Series D preferred stock may or may not ever be issued as dividends. As such, it is premature to register the resale of the Class A shares that may be issued as dividends and the Class A shares that underlie shares of Series D preferred that may be issued as dividends, as they are not outstanding at this time, Accordingly, these shares should be removed from the registration statement.

As I discussed with Ms. Miller, it is the Company’s intention to issue the 30,606 additional shares of Series D preferred stock as quarterly dividends for the initial two quarterly dividend periods payable on January 29, 2008 and April 29, 2008. In fact, the first such dividend date has now occurred and an additional 15,151.5 shares of Series D preferred stock (convertible into 151,515 shares of common stock) have been issued. The issuance of such shares as dividends is solely within the control of the Company, not the selling stockholders, who have no further investment decision to make with respect to their receipt of such dividend shares. Accordingly, we respectfully request that the staff allow the registration of at least the shares of common stock underlying those additional shares of Series D preferred stock.

In addition, because the issuance of additional shares of common stock as pay-in-kind dividends on a quarterly basis thereafter is also not within the control of the selling stockholders but is within the sole discretion of the Company, and since the Company, consistent with its history of the past several years, reasonably anticipates that it will conserve cash resources for capital expansion and other purposes by paying such quarterly dividends in common stock, we respectfully request that the Company be permitted to register at least six additional quarters of common stock dividends payable upon such preferred stock (that is, a number of shares that would equate to the dividends that would become payable through the second anniversary of the original issuance date), since the Company believes such shares are reasonably likely to be issued and the inclusion of such shares will avoid the need to file additional registration statements for such additional shares beginning within the current year, as the Company will otherwise be contractually obligated to do. Furthermore, as we discussed, it has been our experience in the past that the staff has permitted the registration of shares reasonably likely to be issued as dividends or interest payments, including in prior S-3 resale registration statements for this Company in 1999 (No. 333-93763) and 2001 (No. 333-93763).
Selling Stockholders, page 6
2.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

We have included the requested information concerning the natural persons who exercise voting and/or dispositive powers with respect to the shares to be offered by the selling stockholders.

3.	By asterisk or some other notation, identify any selling stockholder who is also a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is a broker-dealer, the prospectus must state that the seller is an underwriter.

Each of the selling stockholders has confirmed to us that it is neither a broker-dealer nor affiliated with a broker-dealer.

4.	If the seller is an affiliate of a broker-dealer state that:
•	the seller purchased the securities in the ordinary course of business, and

•	at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
If the company is not able to make those statements in the prospectus, the prospectus must state that the seller is an underwriter.

Please see our response to paragraph 3 above.

5.	Please reconcile the amount of securities being registered pursuant to this registration statement with the total amount should [shown] in the table as being offered by the selling stockholders.

We have included in the column Number of Shares Being Offered for each selling stockholder the number of additional shares of common stock underlying (i) the additional shares of Series D preferred stock for the initial two quarterly dividends and (ii) the additional shares of common stock reasonably expected to be issued as PIK dividends during the initial two years, with appropriate footnote disclosure for each stockholder as to such dividend shares, in order to reconcile the selling stockholders table with the total shares being registered..

6.	We note your footnote disclosure discussing, for several of the selling stockholders, the impact of the 4.99% ownership limitation on the number of shares reflected in the table as beneficially owned by such selling shareholder. Please revise the table and/or the footnote as appropriate to disclose the total number of shares beneficially owned by such holders without regard to the 4.99% limitation.

Although the Shares Beneficially Owned Price to Offering column shows the maximum number of shares currently issuable upon conversion of the preferred stock or exercise of the warrants giving effect to the 4.99% limitation, we have clarified that the Number of Shares Being Offered column and the existing footnote in each case disclose the total number of shares beneficially owned or reasonably likely to be acquired as dividends by such holders without regard to the 4.99% limitation.

7.	Please describe the material terms, including the conversion terms, of the Series D convertible preferred stock and the warrants.

We have disclosed the material terms of the Series D preferred stock and warrants, as well as the Class A common stock and Class B common stock under a new section titled “Description of Securities.”
Where You Can Find More Information, page 9
8.	Include the address of the SEC in the second paragraph.

We have included the SEC address.

9.	Specifically incorporate by reference the company’s amended Forms 10-K/A filed on April 13, 2007 and April 30, 2007.

We have specifically incorporated by reference the two 10-K/A amendments.
Signature, page II-3

10.	The registration statement should be signed by the company’s principal executive officer, its principal financial officer, and its controller or principal accounting officer whose titles should be shown on the signature page. Any person should indicate each capacity in which he/she signs the registration statement.

The registration statement has been signed by each of the indicated officers, as required, with their respective titles indicated.
Financial Statements
General
11.	We note that your Form l0-Q for the nine month period ended September 30, 2007 indicates you have generated a net loss in excess of $3 million. Please note the updating requirements of Rule 3-01 of Regulation S-X, particularly sub- paragraphs (b) and (c).

We appreciate your reminders and are mindful of the financial statement updating requirements in Regulation S-X Rule 3-01.
FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31 2006
General
12.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

We will amend the Company’s 10-K/A for the fiscal year ended December 31, 2006 to incorporate the proposed responsive changes noted in the responses to Comment Nos. 13-27 below, subject to our further discussion with you to confirm that these responses address the Staff’s concerns, except for those required to be made only as to future filings.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters ..., page 11
13.	Indicate that the over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

We will respond to the comment by including the requested language.
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, 35

14.	In future filings, please include or clarify your reference to the addresses of the beneficial owners listed in the table and referred to in your column (2) heading Please refer to Item 403(a) of Regulation S-K.

We will respond to such comment in future filings.
Item 13. Certain Relationships and Related Transactions, and Director Independence, page 37
15.	State whether or not in management’s opinion the terms of each related party transaction discussed are believed to be on terms no less favorable to the company as those which could have been obtained from unrelated third parties.

We will respond to the comment by including the requested language.
Other Related Party Transactions, page 37
16.	Describe the reasons for the:
•	miscellaneous charges of $20,216 owed to Marjorie S-Brooks,

•	out-of-pocket expenses of $15,000 owed to Joe G. Brooks, and

•	miscellaneous other items of $31,658 owed to related parties (identify each party)
We will include the following explanatory material in response:

“Miscellaneous charges of $20,216 owed to Marjorie Brooks at December 31, 2006, resulted from transactions with Razorback Farms, a company controlled by her, related to the following:
•	$17,595 for the contracting of one of its employees for logistics services,

•	$1,812 for the transport of equipment between our manufacturing facilities,

•	$95 for reimbursements of phone charges, and

•	$714 for reimbursements related to a customer event.
The $15,000 relating to out-of-pocket expenses owed to Joe G. Brooks were unreimbursed business expenses that were accrued but not paid at December 31, 2006.

Miscellaneous other items owed to related parties in the amount of $31,658 were for director expense reimbursement of $157 and director fees ( the unpaid portion pursuant to the arrangements already described under the heading “Director Compensation” in the 10-K) remaining payable at year end for the following directors: Edward Carda, Melinda Davis, Sal Miwa, Jerry Burkett, Tim Kizer and Samuel Milbank.”
17.	Describe the type of consulting services performed by Mr. Jim Robason for $88,000.

We will include the following explanatory material in response:

“Mr. Robason provided services in the areas of project management and manufacturing operations improvement.”
Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
2006 Operations: Sales, page 13
18.	Please enhance your discussion of fluctuations in sales between periods by revising your disclosures on pages 13 and/or 17 to present both the dollar and percentage change in each product type’s sales (e.g. ChoiceDek, MoistureShield, OEM products).

We will include the following explanatory material in response:

“Despite the second half slowdown, AERT net sales were up 12.1% over 2005, the tenth consecutive year of sales growth. Prices were approximately 8.5% higher than prices prevailing in 2005, helping both our Weyerhaeuser ChoiceDek and MoistureShield decking sales register double digit growth. ChoiceDek sales increased $12.4 million (19%), and MoistureShield sales increased $1.4 million (18%). Sales of our OEM products, which are primarily associated with new home construction, fell off significantly in the second half of 2006, resulting in a decrease of OEM sales by $3.3 million (24%).”
Selling and Administrative Expenses, page 17
19.	Selling and administrative costs increased approximately 12% between 2005 and 2006. Please revise your filing to provide a more robust analysis of the factors that contributed to this increase Where more than one factor contributed to the increase, each significant factor should be separately described and quantified. Please refer to Item 303 of Regulation S-K.

We will include the following explanatory material in response:

Selling and administrative costs increased approximately $1.8 million (12.4%), in 2006 compared to 2005 as a result of increases in personnel expenses and general increases in corporate costs to manage our growing business. Personnel expenses increased approximately $1.16 million, accounting for about 64% of the increase; travel expenses, primarily for sales and customer service, increased approximately $430,000, accounting for about 24% of the increase; and a mixture of other expenses accounted for the remaining 12% of the increase.

As a percentage of net sales, selling and administrative costs increased to 17.1% from 16.7%. The categories of salaries and benefits, advertising and promotion, travel and entertainment, professional fees, and commissions together made up 77% of total selling and administrative expenses in 2006. Professional fees were lower in

2006 than 2005, though we expect to have substantial legal fees again in 2007 due to the trial of the Lloyd’s insurance case (see Litigation).”
Contractual Obligations, page 21
20.	Please revise your table of contractual obligations in future filings to include estimated interest payments on your debt and a discussion of how you derived these amounts. Because the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. We refer to comment 8 from our comment letter issued to you on December 30, 2004.

We will respond to such comment in future filings, as requested.
Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Inventories, page F-11
21.	Please revise to disclose the actual and estimated amount of general and administrative costs remaining in inventory at each balance sheet date as well as the aggregate amount of general and administrative costs incurred in each period presented. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

The Company has not allocated any general and administrative costs to inventory.
Note 5: Notes Payable and Long-Term Debt, page F-l7
22.	Please revise to clarify the payment terms associated with your notes payable to related parties and others. For example, it is unclear whether your related party notes and notes payable to finance insurance policies require minimum monthly principal and interest payments, principal and interest payments only on demand, or some other payment structure.

We will include the following explanatory material in response:
Notes Payable — Related Parties

Notes payable to related parties consisted of the following at December 31:	2006	2005
7% to 9.25% notes payable to Brooks Investment Company, which is controlled by Marjorie S. Brooks, an officer and director of the Company; unsecured; due on demand; no periodic principal or interest payments required	$1,000,000	$746,775

Notes Payable — Other

Notes payable other, consisted of the following at December 31:	2006	2005
Various notes payable to finance insurance policies bearing interest at rates of 11.5% and 13.5%; secured by insurance policies; principal and interest payments due monthly	$398,181	$352,406
Other	12,000	—
23.	It appears from your disclosures on page 20 that you have debt covenants on both your bonds payable and Allstate notes payable. However, your disclosures on page F-18 only indicate that waivers were obtained from the bond trustee, Please tell us and revise future filings to clarify the debt covenants associated with each of your separate debt agreements, your compliance with these covenants as of December 31, 2006, the existence of any cross-default provisions, whether you obtained separate waivers from each lender for any violations, and if so, the specific covenant violations and time periods covered by each waiver.

We believe the disclosure included in our MD&A Liquidity and Capital Resources largely addresses the debt covenants and status of compliance therewith in the required fashion, although we will amend it as follows to more clearly address both principal lenders and any cross default contingencies. In future filings, we will also assure that the related financial footnote does so as well.

Our debt agreement for our bonds payable includes the following financial covenants:
•	Long-term debt service coverage ratio for last four quarters of at least 2.00 to 1.00

•	Current ratio of not less than 1.00 to 1.00

•	Debt to equity ratio of not more than 3.00 to 1.00

•	Not more than 10% of accounts payable in excess of 75 days past invoice date

•	Not more than 20% of accounts receivable in excess of 90 days past invoice date
We were not incompliance with the current ratio and accounts payable covenants at December 31, 2006. Those covenants were waived by the holder of the bonds. Our line of credit contains all of the financial covenants listed above, with the exception of the debt to equity covenant, and the bank lender has also waived any noncompliance with such covenants. None of our other loans contain financial covenants.

Our Allstate note payable and $1.6 million Regions Bank note payable have cross-default provisions that caused them to be in technical default at December 31, 2006 due to our non-compliance with the loan covenants discussed above. The covenants were waived by Allstate Investments, which is the investor in the bonds and the holder of the Allstate loan. The covenants were also waived by Regions Bank, which is the bond lender and the holder of the $1.6 million Regions Bank note.
Exhibit 23,1: Consent of Independent Registered Public Accounting Firm
24.	Please amend your filing to include a signed consent. The firm’s signature block should appear below the opinion and above the city, state and date issued.

We will amend the filing to indicate the signing of the consent.
Signatures, page 39
25.	The annual report on Form 10-K should be signed by the company’s principal executive officer, its principal financial officer, and its controller or principal accounting officer whose titles should be shown on the signature page. Each person should indicate each capacity in which he/she signs the annual report.

We will amend the filing to address the required signatures and titles.
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30 2007
Consolidated Financial Statements
Note 8: Debt
26.	We note your disclosure that you were not in compliance with the long-term debt service coverage ratio covenant included in your 2003 bond agreement as of September 30, 2007 and according to your disclosures on page 2 of your Form S- 3, a waiver has not yet been received. Please tell us how you considered the provisions of EITF 86-30 in determining it was appropriate to classify the bonds payable as non-current as of September 30, 2007.

In that at this point the only consequence of non-compliance with the debt coverage ratio would be the potential requirement to retain a consultant, the Company does not believe EITF 86-30 requires any reclassification of the bonds.
Note 11: Subsequent Event
27.	Please tell us how you intend to account for both the October 2007 preferred stock and the warrants at inception of the private placement transaction and on an ongoing basis (including the accounting literature you relied up on to support your treatment). Your response should also address how you determined the value to be allocated to both the preferred stock and the warrants.

We will include the following explanatory material in response:

At inception and on an ongoing basis, the preferred stock and related warrants will be treated as equity. The warrants will be evaluated at each balance sheet date to ensure they meet the requirements for equity classification. We relied on Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, (SFAS 133) in arriving at this determination for our preferred stock. We relied on SFAS 133 and EITF 00-19 in arriving at this determination for our warrants. The proceeds from our preferred stock issuance were reduced by the costs of issuance per SEC Staff Accounting Bulletin Topic 5A, then allocated to the warrants at their fair market value (using the Black-Scholes option pricing model) and the remainder to the preferred stock.
     Please consider the foregoing responses and do not hesitate to contact the undersigned at 210.281.7232 should you have questions or comments on this. For your convenience, we will also forward marked copies of the filing to you and to Dorine H. Miller.
Very truly yours,
J. Patrick Ryan

cc:	Joe Brooks Bob Thayer Eric Barnes